SUPPLEMENT NO. 1 DATED JUNE 11, 2003
                       TO THE PROSPECTUS DATED MAY 1, 2003
                        FOR THE TIAA REAL ESTATE ACCOUNT


THE FOLLOWING INFORMATION REGARDING FEDERAL INCOME TAXES FOR THE AFTER-TAX ANNUITY SHOULD BE INCLUDED AT THE END OF THE TAXES SECTION ON PAGE 23.

FEDERAL INCOME TAXES INFORMATION FOR THE AFTER TAX RETIREMENT ANNUITY

If you paid premiums directly to an RA and the premiums are not subject to your employer's retirement plan, or if you have been issued an After Tax Retirement Annuity Contract, the following general discussion describes our understanding of current federal income tax law that applies to these accumulations. THIS DISCUSSION DOES NOT APPLY TO PREMIUMS PAID ON YOUR BEHALF UNDER THE TERMS OF YOUR EMPLOYER'S RETIREMENT PLAN. It also does not cover every situation and does not address all possible circumstances. There is more information in the After-Tax Retirement Annuity Booklet. You should be aware that tax law can change and it can be changed retroactively. For complete information on your personal tax situation, including information on state and local taxes (not discussed here), you should check with a qualified tax advisor.

IN GENERAL. These annuities are generally not taxed until distributions occur. When distributions occur, they are taxed as follows:

     o Withdrawals, including withdrawals of the entire accumulation under the contract, are generally taxed as ordinary income to the extent that the contract's value is more than your investment in the contract (I.E., what you have paid into it).

     o Annuity payments are generally treated in part as taxable ordinary income and in part as non-taxable recovery of your investment in the contract until you recover all of your investment in the contract. After that, annuity payments are taxable in full as ordinary income.

DEATH BENEFIT PROCEEDS. Death benefit proceeds are taxed like withdrawals of the entire accumulation in the contract if distributed in a single sum and are taxed like annuity payments if distributed as annuity payments. Your beneficiary may be required to take death benefit proceeds within a certain time period.

PENALTY TAX ON CERTAIN DISTRIBUTIONS. You may have to pay a penalty tax (10 percent of the amount treated as taxable income) on distributions you take prior to age 59 1/2. There are some exceptions to this rule, however.

WITHHOLDING. Annuity distributions are generally subject to federal income tax withholding but most recipients can usually choose not to have the tax withheld.

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CERTAIN DESIGNATIONS OR EXCHANGES. Designating an annuitant, payee or other beneficiary, or exchanging a contract may have tax consequences that should be discussed with a tax adviser before you engage in any of these transactions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts issued by us and certain of our affiliates to the same owner during a calendar year must generally be treated as a single contract in determining when and how much income is taxable and how much income is subject to the 10 percent penalty tax (see above).